SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Perspecta Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

715347100
(CUSIP Number)

Ramzi M. Musallam
c/o Veritas Capital Fund Management, L.L.C.
9 West 57th Street, 32nd Floor
New York, NY 10019

Copy to:

Richard A. Presutti Milbank LLP 55 Hudson Yards New York, New York 10001 (212) 530-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 7 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715347100	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
The SI Organization Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 715347100	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
The Veritas Capital Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 715347100	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
Veritas Capital Partners IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 715347100	SCHEDULE 13D/A	Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS
Ramzi M. Musallam

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
100, SEE ITEM 5

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
100, SEE ITEM 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 715347100	SCHEDULE 13D/A	Page 6 of 7 Pages

INTRODUCTORY NOTE

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2018 (the “Original 13D”), Amendment No.1 to the Original 13D, filed with the SEC on January 6, 2021 (“Amendment No. 1”), and Amendment No.2 to the Original 13D, filed with the SEC on January 27, 2021 (“Amendment No. 2”, and together with the Original 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Shares”), of Perspecta Inc., a Nevada corporation (the “Company”).  On May 6, 2021, the transactions contemplated by that certain Agreement and Plan of Merger, dated as of January 27, 2021, (the “Merger Agreement”), by and among the Company, Jaguar ParentCo Inc., a Delaware corporation (“Parent”), Jaguar Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Parent (“Merger Sub”), were effected.  Pursuant to the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”).  Accordingly, this Amendment is the final amendment to the Schedule 13D by The SI Organization Holdings LLC, a Delaware limited liability company (“The SI LLC”), The Veritas Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”), Veritas Capital Partners IV, L.L.C., a Delaware limited liability company (“Fund IV LLC), and Ramzi M. Musallam.  When disclosure made in one Item in the Schedule 13D prior to this Amendment was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Schedule 13D.  Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.  Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.

Item 3.	SOURCE AND AMOOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following as the final paragraph of Item 3:

The total consideration paid by Parent in connection with the Merger and other transactions described in Item 4 in respect of the Shares was approximately $4,860 million, which was funded through a combination of equity and debt financing.  Pursuant to the Merger Agreement, the Shares were cancelled and converted into the right to receive $29.35 in cash, without interest, less any applicable withholding taxes.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented by adding the following as the final paragraph of Item 4:

At the Effective Time, the parties to the Merger Agreement consummated the Merger and the other transactions contemplated by the Merger Agreement.  As a result of the effectiveness of the Merger and the transactions contemplated by the Merger Agreement, the Company is now a wholly owned subsidiary of Jaguar, the Shares ceased to be traded on the New York Stock Exchange, the registration of the Shares will be terminated pursuant to Section 12(g) of the Exchange Act and the Company will no longer be required to file periodic reports with the SEC.

Ramzi M. Musallam beneficially owns 100 shares of common stock, par value $0.01 per share, of the Surviving Corporation.

Item 5.	INTERESTS OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a)-(b)  As of the date of this Amendment No. 3, each of the Veritas Reporting Persons owns zero (0) Shares.  As of the date of this Amendment No. 3, Ramzi M. Musallam may be deemed to beneficially own and share the power to vote and dispose of 100 shares of the Surviving Corporation.

(c)  Except as described in the Schedule 13D, there have been no transactions in Shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by any of the Covered Persons, during the past sixty (60) days.

(d)  None of the Veritas Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  On May 6, 2021, each of the Veritas Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the outstanding Shares.

CUSIP No. 715347100	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date:  May 10, 2021

THE SI ORGANIZATION HOLDINGS LLC
By:	The Veritas Capital Fund IV, L.P., acting as the Majority of Members

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Authorized Signatory

THE VERITAS CAPITAL FUND IV, L.P.
By:	Veritas Capital Partners IV, L.L.C., its General Partner

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Managing Partner

VERITAS CAPITAL PARTNERS IV, L.L.C.

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Managing Partner

RAMZI M. MUSALLAM

By:	/s/ Ramzi M. Musallam